Exhibit 99.1

WORTHINGTON ARMSTRONG VENTURE

Consolidated Financial Statements

December 31, 2005, 2004, and 2003

(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

Independent Auditors’ Report

The Board of Directors

Worthington Armstrong Venture:

We have audited the accompanying consolidated balance sheets of Worthington Armstrong Venture as of December 31, 2005 and 2004, and the related consolidated statements of income, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worthington Armstrong Venture as of December 31, 2005 and 2004, and the results of their operations and their cash flows in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

February 23, 2006

WORTHINGTON ARMSTRONG VENTURE

Consolidated Balance Sheets

December 31, 2005 and 2004

(In thousands)

Assets	2005	2004
Current assets:
Cash and cash equivalents	$63,127	71,636
Accounts receivable, net	31,877	31,907
Inventory, net	29,447	40,771
Other current assets	1,090	739

Total current assets	125,541	145,053

Property, plant, and equipment, net	26,701	30,190
Goodwill and other intangibles, net	1,963	2,181
Other assets	1,674	1,498

Total assets	$155,879	178,922

Liabilities and Partners’ Equity

Current liabilities:
Current installments of long-term debt	$—	50,000
Accounts payable	12,746	14,581
Accrued expenses	5,846	5,857
Taxes payable	510	959

Total current liabilities	19,102	71,397

Long-term liabilities:
Deferred income taxes	496	587
Other long-term liabilities	5,329	4,496

Total long-term liabilities	5,825	5,083

Total liabilities	24,927	76,480

Partners’ equity:
Contributed capital	22,638	22,638
Retained earnings	108,871	76,231
Accumulated other comprehensive income	(557)	3,573

Total partners’ equity	130,952	102,442

Total liabilities and partners’ equity	$155,879	178,922

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Income

Years ended December 31, 2005, 2004, and 2003

(In thousands)

	2005	2004	2003
Net sales	$307,740	278,637	213,819
Cost of sales	(208,628)	(192,304)	(152,087)

Gross margin	99,112	86,333	61,732

Selling, general, and administrative expenses	(18,829)	(20,505)	(17,952)

	80,283	65,828	43,780

Other income, net	123	96	40
Interest (expense), income net	533	(444)	(862)

Income before income tax expense	80,939	65,480	42,958

Income tax expense	(2,299)	(2,329)	(1,217)

Net income	$78,640	63,151	41,741

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Partners’ Equity

Years ended December 31, 2005, 2004, and 2003

(In thousands)

	Contributed capital		Retained earnings	Accumulated other comprehensive income/(loss)	Total partners’ equity	Comprehensive income/(loss)
	Armstrong Ventures Inc.	Worthington Ventures Inc.
Balance, December 31, 2002	$12,925	9,713	23,339	(1,194)	44,783	41,244

Net income	—	—	41,741	—	41,741	41,741

Distributions	—	—	(32,000)	—	(32,000)	—

Additional minimum pension liability	—	—	—	(233)	(233)	(233)

Foreign currency translation adjustments	—	—	—	3,005	3,005	3,005

Balance, December 31, 2003	12,925	9,713	33,080	1,578	57,296	44,513

Net income	—	—	63,151	—	63,151	63,151

Distributions	—	—	(20,000)	—	(20,000)	—

Additional minimum pension liability	—	—	—	(564)	(564)	(564)

Foreign currency translation adjustments	—	—	—	2,559	2,559	2,559

Balance, December 31, 2004	12,925	9,713	76,231	3,573	102,442	65,146

Net income	—	—	78,640	—	78,640	78,640

Distributions	—	—	(46,000)	—	(46,000)

Additional minimum pension liability	—	—	—	(153)	(153)	(153)

Foreign currency translation adjustments	—	—	—	(3,977)	(3,977)	(3,977)

Balance, December 31, 2005	$12,925	9,713	108,871	(557)	130,952	74,510

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Cash Flows

Years ended December 31, 2005, 2004, and 2003

(In thousands)

	2005	2004	2003
Cash flows from operating activities:
Net income	$78,640	63,151	41,741
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,087	5,177	5,244
Deferred income taxes	(433)	(171)	314
Change in accounts receivable	(972)	(5,335)	(3,284)
Change in inventory	10,549	(15,317)	5,057
Change in accounts payable and accrued expenses	(570)	5,841	(1,248)
Other	(1,054)	3,811	(3,487)

Net cash provided by operating activities	91,247	57,157	44,337

Cash flows from investing activities:
Purchases of property, plant, and equipment	(2,993)	(8,663)	(2,167)
Sale of property, plant, and equipment	44	23	30

Net cash used in investing activities	(2,949)	(8,640)	(2,137)

Cash flows from financing activities:
Reduction of long-term debt	(50,000)	—	—
Distributions paid	(46,000)	(20,000)	(32,000)

Net cash used in financing activities	(96,000)	(20,000)	(32,000)

Effect of exchange rate changes on cash and cash equivalents	(807)	1,061	1,025

Net increase (decrease) in cash and cash equivalents	(8,509)	29,578	11,225

Cash and cash equivalents at beginning of year	71,636	42,058	30,833

Cash and cash equivalents at end of year	$63,127	71,636	42,058

Supplemental disclosures:
Cash and cash equivalents paid for interest	$1,067	1,088	1,212
Cash and cash equivalents paid for income taxes	2,295	2,124	1,115

See accompanying notes to consolidated financial statements.

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2005, 2004, and 2003

(1)	Description of Business

Worthington Armstrong Venture (the Company or WAVE) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc., a subsidiary of Armstrong Holdings, Inc. and Worthington Ventures, Inc., a subsidiary of Worthington Industries, Inc. Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has manufacturing plants located in the United States, France, Spain, the United Kingdom, and the Peoples Republic of China.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include management estimates and judgments, where appropriate. Actual results could differ from those estimates.

(b)	Consolidation Policy

The consolidated financial statements include the accounts of the Worthington Armstrong Venture and its subsidiaries. All significant intercompany transactions have been eliminated.

(c)	Revenue Recognition

The Company recognizes revenue from the sale of products and the related accounts receivable when title transfers, generally on the date of shipment. Provision is made for estimated applicable discounts and losses. Sales with independent U.S. distributors of certain products to major home center retailers are recorded when the products are shipped from the distributor’s locations to these retailers.

(d)	Advertising Costs

The Company recognizes advertising expenses as they are incurred. Advertising expense was $812,000, $837,000, and $897,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

(e)	Research and Development Expenditures

The Company recognizes research and development expense as expenditures are incurred. Total research and development expense was $1,683,000, $1,459,000, and $1,080,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

(f)	Taxes

The Company is a joint venture partnership in the United States, and accordingly, all U.S. federal and state income taxes are the responsibility of the two joint venture partners. Deferred income taxes and liabilities are recognized for foreign subsidiaries for taxes estimated to be payable in future years based upon differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are determined using enacted rates expected to apply to taxable income in the years the temporary differences are expected to be recovered or settled.

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2005, 2004, and 2003

(g)	Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

(h)	Long-Lived Assets

Property, plant, and equipment are stated at acquisition cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight-line basis over the useful lives as follows: buildings, 40 years; machinery and equipment, 5 to 12 years, and leasehold improvements over the shorter of 10 years or the life of the lease. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount.

(i)	Goodwill and Other Intangibles

Goodwill is tested for impairment at least annually. Intangible assets with determinable useful lives are amortized over their respective estimated useful lives to their residual values and reviewed for impairment. The impairment tests performed in 2005, 2004, and 2003 did not result in an impairment of the Company’s goodwill.

(j)	Foreign Currency Translation and Transactions

For subsidiaries with functional currencies other than the U.S. dollar, income statement items are translated into dollars at average exchange rates throughout the year and balance sheet items are translated at year-end exchange rates. Gains or losses on foreign currency transactions are recognized in “other income, net” in the income statement.

(k)	Cash and Cash Equivalents

Short-term cash investments that have maturities of three months or less when purchased are considered to be cash equivalents.

(3)	Accounts Receivable

The Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $685,000 and $685,000 at December 31, 2005 and 2004, respectively.

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2005, 2004, and 2003

(4)	Inventory

	2005	2004
	(In thousands)
Finished goods	$13,085	16,669
Goods in process	127	144
Raw materials	13,207	20,567
Supplies	3,028	3,391

Total Inventories	$29,447	40,771

(5)	Property, Plant, and Equipment

	2005	2004
	(In thousands)
Land	$1,273	1,356
Buildings	12,843	13,202
Machinery and equipment	59,103	59,217
Construction in process	945	1,058

	74,164	74,833
Accumulated depreciation	(47,463)	(44,643)

Total property, plant, and equipment, net	$26,701	30,190

Depreciation expense was $5,017,000, $5,115,000, and $5,127,000 in 2005, 2004, and 2003, respectively.

(6)	Goodwill and Other Intangibles

Goodwill increased or (decreased) by $(257,000), $167,000, and $322,000 during 2005, 2004, and 2003, respectively, due to foreign currency translation.

The following table details amounts related to intangible assets as of December 31, 2005 and 2004:

	2005	2004
	(In thousands)
Computer software and other	$1,040	982
Accumulated amortization	(940)	(921)

Intangible assets, net	$100	61

Computer software is amortized on a straight-line basis using useful lives of three to seven years. Amortization expense was $70,000, $62,000, and $93,000 in 2005, 2004, and 2003, respectively.

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2005, 2004, and 2003

The expected annual amortization expense for intangible assets is: $50,000 in 2006, $32,000 in 2007, $12,000 in 2008, $3,000 in 2009, and $3,000 in 2010.

(7)	Financial Instruments

The Company does not hold or issue financial instruments for trading purposes. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their fair value due to the short-term maturity of these instruments. The carrying value of debt approximates fair value as the debt carries a variable interest rate.

(8)	Debt

There was no outstanding debt at December 31, 2005. Outstanding debt at December 31, 2004 amounted to $50 million. In September of 2005, the Company paid off its $50 million Term Loan and established a $50 million Revolving Line of Credit with PNC Bank. The length of the credit agreement is five years ending in September 2010. The Company has pledged a security interest in its assets as collateral for the credit line. The credit agreement contains restrictive financial covenants regarding interest coverage, leverage ratios, and dividend restrictions. The Company was in compliance with the covenants in place as of December 31, 2005 and 2004. As of December 31, 2005 there were no advances against the credit line, or liabilities recorded on the Company’s books.

(9)	Pension Benefit Programs

The Company has a defined benefit pension plan for eligible hourly employees in its former manufacturing plant located in Malvern, Pennsylvania. This plan was curtailed in January 2004 due to the consolidation of the Company’s East coast operations, which eliminated the expected future years of service for participants in the plan (note 14). The curtailment event resulted in additional expense of the remaining unrecognized prior service cost of $937,000. The Company also contributes to the Worthington defined-contribution pension plan for all other eligible U.S. employees. Cost for this plan was $658,000, $630,000, and $387,000 for 2005, 2004, and 2003, respectively. The Company also contributes to government-related pension programs in a number of foreign countries. The cost for these plans amounted to $155,000, $154,000, and $82,000 for 2005, 2004, and 2003, respectively.

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2005, 2004, and 2003

The following table summarizes the balance sheet amounts, as well as the benefit obligations, assets, funded status, and rate assumptions associated with the Company’s defined benefit plan. The defined benefit pension plan uses a December 31 measurement date.

	2005	2004
	(In thousands)
Benefit obligation at December 31	$8,762	8,896
Fair value of plan assets as of December 31	7,637	7,902

Funded status	(1,125)	(994)
Unrecognized prior service cost	—	—
Unrecognized net loss	2,448	2,295

Prepaid benefit cost	1,323	1,301
Accrued benefit liability, after recognition of additional minimum liability	(2,448)	(2,295)
Intangible asset	—	—
Accumulated other comprehensive income	2,448	2,295

Net amount recognized	$1,323	1,301

Benefit cost (benefit)	$(22)	417
Curtailment cost	—	937
Employer contribution	—	—
Benefits paid	360	345

	2005	2004
Weighted average assumptions for year ended December 31:
Discount rate	5.75%	6.00%
Rate of compensation increase	N/A	N/A
Expected long-term rate of return on plan assets	8.00%	8.00%
Weighted average assumptions as of December 31:
Discount rate	5.50%	5.75%
Rate of compensation increase	N/A	N/A

The Company made no contributions to the U.S. defined benefit pension plan in 2005 and does not expect to contribute to the plan in 2006.

Investment Policies

The primary investment objective of the defined benefit pension plan is to achieve long-term growth of capital in excess of 8% annually, exclusive of contributions or withdrawals. These two objectives are to be achieved through a balanced portfolio comprised of equities, fixed income, and cash investments.

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2005, 2004, and 2003

Each asset class utilized by the defined benefit pension plan has a targeted percentage. The table below shows the asset allocation target and the December 31, 2005 and 2004 position:

		Position at December 31
	Target weight	2005	2004
Equity securities	65%	71%	71%
Fixed income securities	35%	26%	26%
Cash and equivalents	0%	3%	3%

Basis of Rate-of-Return Assumption

For 2005, the Company assumed a long-term rate of return of plan assets of 8%. In developing the 8% expected long-term rate of return assumption, the Company considered its historical compounded return and reviewed asset class return expectations and long-term inflation assumptions.

Future Benefit Payments

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are shown in the table below.

ending December 31:
2006	$360
2007	390
2008	412
2009	442
2010	482
2011-2015	2,635

(10)	Income Taxes

The Company is a joint venture partnership in the United States, and accordingly, all U.S. federal and state income taxes are the responsibility of the two joint venture partners. Therefore, no income tax provision has been recorded on U.S. income. There are no significant differences between the statutory income tax rates in foreign countries where the Company operates and the income tax provision recorded in the income statements. No deferred taxes, including withholding taxes, have been provided on the unremitted earnings of foreign subsidiaries as our intention is to invest these earnings permanently.

Deferred tax balances recorded on the balance sheets relate primarily to depreciation and accrued expenses. In 2005, the provision for income tax expense (benefit) was $2,299,000 comprising $2,338,000 current and ($39,000) deferred. In 2004, the provision for income tax expense (benefit) was $2,329,000 comprising $2,437,000 current and ($108,000) deferred. In 2003, the provision for income tax expense (benefit) was $1,217,000 comprising $1,531,000 current and ($314,000) deferred.

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2005, 2004, and 2003

(11)	Leases

The Company rents certain real estate and equipment. Several leases include options for renewal or purchase and contain clauses for payment of real estate taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Rent expense during 2005, 2004, and 2003 amounted to $2,869,000, $2,756,000, and $2,110,000, respectively. Future minimum payments by year and in the aggregate for operating leases having noncancelable lease terms in excess of one year are as follows (in thousands):

Year:
2006	$2,372
2007	2,365
2008	2,348
2009	1,969
2010	1,972
Thereafter	7,335

Total	$18,360

(12)	Related Parties

Armstrong provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. In 2005, 2004, and 2003, the Company paid $13,027,000, $11,765,000, and $9,820,000 for these services, respectively. The Company also leased certain land and buildings from Armstrong and, accordingly, paid rent of $0, $356,000, and $385,000 in 2005, 2004, and 2003, respectively. No amounts were owed to Armstrong as of December 31, 2005, 2004, or 2003. Armstrong purchases grid products from the Company, which are then resold along with Armstrong inventory to the customer. The total amount of sales to Armstrong was approximately $67,860,000, $59,952,000, and $50,975,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

Worthington also provides certain administrative processing services to the Company and received $7,000, $18,000, and $17,000 as reimbursement in 2005, 2004, and 2003, respectively. The Company purchased $5,039,000, $11,102,000, and $6,904,000 of raw materials from Worthington and related companies in 2005, 2004, and 2003, respectively. The Company paid Worthington $548,000, $1,145,000, and $850,000 for worker’s compensation, automobile and general liability insurance coverage in 2005, 2004, and 2003, respectively. The Company owed $590,000, $2,022,000, and $607,000 to Worthington as of December 31, 2005, 2004, and 2003, respectively.

On December 6, 2000, Armstrong filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. The Company was not part of this filing. Management does not expect this event to have an adverse effect on the Company’s financial condition, liquidity, or results of operations.

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2005, 2004, and 2003

(13)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(14)	Plant Consolidation

The Company consolidated its East coast manufacturing operations from facilities located in Malvern, Pennsylvania, and Sparrow’s Point, Maryland, into one facility located in Aberdeen, Maryland. The consolidation began in May 2004 and was completed by December 2004. In connection with this, approximately 127 employees were provided severance benefits.

The total expense recorded as a result of the consolidation was $4.3 million. These costs included severance, employee and equipment relocation, Pension curtailment, and other miscellaneous expense. All costs have been expensed in 2004 in the cost of goods sold line of the income statement. There was no consolidation expense in 2005 and all related liabilities have been paid or settled as of December 31, 2005.

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